Exhibit 12(d)

Entergy Mississippi, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

						31-Mar

	2007	2008	2009	2010	2011	2012

Fixed charges, as defined:
Total Interest	$47,020	$46,888	$51,282	$55,774	$52,273	$53,415
Interest applicable to rentals	1,577	1,638	1,959	1,921	1,731	1,575

Total fixed charges, as defined	$48,597	$48,526	$53,241	57,695	54,004	54,990

Preferred dividends, as defined (a)	4,144	4,402	4,370	3,435	4,580	4,580

Combined fixed charges and preferred dividends, as defined	$52,741	$52,928	$57,611	$61,130	$58,584	$59,570

Earnings as defined:

Net Income	$72,106	$59,710	$79,367	$85,377	$108,729	$100,097
Add:
Provision for income taxes:
Total income taxes	35,850	33,240	43,395	50,111	28,801	25,323
Fixed charges as above	48,597	48,526	53,241	57,695	54,004	54,990

Total earnings, as defined	$156,553	$141,476	$176,003	$193,183	$191,534	$180,410

Ratio of earnings to fixed charges, as defined	3.22	2.92	3.31	3.35	3.55	3.28

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.97	2.67	3.06	3.16	3.27	3.03

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.